SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: March 27, 2003

ENCANA CORPORATION

(Translation of registrant’s name into English)

  1800 855 – 2nd Street S.W.
Calgary, Alberta Canada T2P 2S5

(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A   .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

INCORPORATION BY REFERENCE OF FORM 40-F
SIGNATURES
FORM 6-K EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5
Exhibit 6

INCORPORATION BY REFERENCE OF FORM 40-F

     The Annual Report on Form 40-F of EnCana Corporation for the fiscal year ended December 31, 2002 shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of EnCana Corporation:

     Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

Date: March 27, 2003	By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

FORM 6-K EXHIBIT INDEX

     The following items were mailed to registered shareholders of EnCana Corporation (the “Corporation”) on March 27, 2003 and simultaneously filed with each of the Toronto and New York Stock Exchanges, as well as the Securities Commission or similar regulatory authority in each of the ten Provinces and three Territories. These items were also provided to beneficial shareholders via the mailing by intermediary companies.

Exhibit No.

1.	Notice of Annual and Special Meeting of Shareholders dated March 17, 2003 and Information Circular dated February 28, 2003

2.	Form of Proxy

3.	2002 Annual Report

4.	Supplemental Mailing Election Form

5.	Consent to Electronic Delivery of Documents

6.	Notice to Former Shareholders of Alberta Energy Company Ltd.